Exhibit 3.30(b)

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION

OF

WESTLAKE INTERNATIONAL CORPORATION

Pursuant to the provisions of Section 242 of the Delaware General Corporation Law, and as duly authorized by the consent of the sole shareholder of Westlake International Corporation (“Company”), the Company adopts this Certificate of Amendment to its Certificate of Incorporation, such that ARTICLE IV thereof shall read as follows:

“The total number of shares of stock which the corporation shall have authority to issue is two million one thousand (2,001,000) shares of common stock at a par value of One and No/100 Dollars ($1.00) each (“Common Stock’’), and 1,000 shares of Preferred Stock, without par value.

The corporation may issue one or more series of Preferred Stock. The Board of Directors is hereby vested with authority from time to time to establish and designate such series, and to fix and determine the relative rights and preferences of the shares of any series, and to increase or decrease the number of shares within each series; provided that the Board of Directors may not decrease the number of shares within a series below the number of shares within such series that is then issued and outstanding. The voting powers, designations, preferences, rights and qualifications, limitations or restrictions of any series of Preferred Stock may be set forth in a certificate of designations provided for in a resolution or resolutions adopted by the Board of Directors.”

The number of shares of common stock in the Company authorized, issued and outstanding at the time of such adoption was one thousand (1,000) shares of common stock at a par value of One and No/100 Dollars ($1.00) each. The resolution adopting such amendment was adopted by unanimous written consent of the sole shareholder of the Company.

THUS DULY AUTHORIZED AND ADOPTED, effective the 23rd day of March, 1999.

WESTLAKE INTERNATIONAL CORPORATION

By:	/s/ Albert Chao, President
Albert Chao, President